UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific (“BSC”) today announced the schedule of BSC’s major events and press announcements at the Paris Course on Revascularization (EuroPCR), which runs from May 24 to 27 in Paris.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 20, 2005

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Friday, May 20, 2005

ANGIOTECH PARTNER TO RELEASE BROAD RANGE OF CLINICAL TRIAL RESULTS ON MARKET-LEADING TAXUS® EXPRESS2™ CORONARY STENT SYSTEM AND NEXT-GENERATION TAXUS® LIBERTÉ™ SYSTEM AT PARIS COURSE ON REVASCULARIZATION

ARRIVE and other registry data also to be released

VANCOUVER, BC, May 20, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today announced the schedule of BSC’s major events and press announcements at the Paris Course on Revascularization (EuroPCR), which runs from May 24 to 27 in Paris.

“The data we will present at PCR is part of a continuum of consistent, durable results over a broad range of time, trials, lesions and patients,” said Paul LaViolette, Chief Operating Officer of Boston Scientific.  “We expect this data will further solidify and justify our leadership in drug-eluting stents.  We will present long-term data on our current drug-eluting stent platform, as well as first-time data on our next-generation product, TAXUS Liberté.”

Tuesday, May 24 (all times are Paris time)

•

TAXUS V IVUS Results.  At 5:30 p.m., BSC will release nine-month intravascular ultrasound (IVUS) follow-up results from its TAXUS V clinical trial, which assesses the safety and efficacy of its TAXUS® Express2™ paclitaxel-eluting stent system. TAXUS V expands on the TAXUS IV pivotal trial and studies the most challenging lesions and highest-risk patients ever studied in a randomized, controlled clinical trial in the United States. The results will be presented by Neil Weissmann, M.D., at a session entitled “Deep Insight into Long Lesions” in Room 1 of the Palais des Congrès, 2 Place de la Porte Maillot, Paris. BSC will also issue a press release at that time.

•

TAXUS VI Results.  At 5:40 p.m., BSC will release two-year results from its TAXUS VI clinical trial, which evaluates the safety and efficacy of a moderate-release formulation of its TAXUS Express2 paclitaxel-eluting stent in high-risk patients, including long lesions, small vessels and diabetics. (BSC’s current commercialized product uses a slow-release formulation.)  The results will be presented by Eberhard Grube, M.D., the study’s Co-Principal Investigator, in Room 1. BSC will also issue a press release at that time.

Wednesday, May 25

•

Symposium on Future of DES.  At 12:00 p.m., BSC will host a symposium entitled “Toward New Frontiers: Using Data to Drive the Future” chaired by Keith Dawkins, M.D., in Room 1.

ATLAS results.  During the symposium, Mark Turco, M.D., is scheduled to present 30-day results from BSC’s ATLAS clinical trial, a pivotal study designed to support U.S. Food and Drug Administration approval of TAXUS® Liberté™, BSC’s next-generation, paclitaxel-eluting stent system. BSC will issue a press release at that time on the ATLAS 30-day results release.

TAXUS V diabetic results.  The symposium will also include a presentation by Gregg W. Stone, M.D., on nine-month diabetic sub-population data from the TAXUS V clinical trial. BSC will also issue a press release at that time on TAXUS V nine-month diabetic sub-population data.

SYNTAX, TAXUS moderate release.  Marie-Claude Morice, M.D., will also present an update on enrollment in BSC’s SYNTAX clinical trial, a randomized comparison of the TAXUS stent system with cardiac surgery in complex patients. Mary E. Russell, M.D., Boston Scientific Senior Vice President, Clinical and Regulatory, and Chief Medical Officer, will address the issue of whether there is a future clinical role for the TAXUS moderate-release formulation.

•

Analyst Meeting.  At 2:00 p.m., BSC will host an analyst meeting in the Salon Derain of Le Meridien Etoile Hotel, located directly across from the Palais des Congrès, at 81 Boulevard Gouvion Saint-Cyr. The meeting is open to the media. BSC will issue a press release at the time of the meeting. This meeting is being webcast and can be accessed at Boston Scientific’s website, www.bostonscientific.com.  Please visit the website beginning May 18 for details on how to access the webcast.  To ensure a timely connection to the webcast it is recommended that users register at least 15 minutes before the webcast begins.  A replay of the webcast will be archived and available for 10 business days in the Webcast and Archives section of the Investor Relations site at www.bostonscientific.com beginning at approximately 12:00 p.m. EST on May 25 and running through June 6.

•

ARRIVE and MILESTONE II Registries.  At 5:30 p.m., BSC will release results from its ARRIVE and MILESTONE II post-market registries, during a symposium entitled “Post-Market Registries: A Wealth of Real Life Data”, chaired by Mary E. Russell, M.D.  The symposium will take place in Room 4 and will examine real-world outcomes from a combined population of nearly 8,000 patients worldwide.  Specific registry data will be presented by John Lasala, M.D., Ph.D., Kari Niemelä, M.D., and H. Stoerger, M.D.  BSC will also issue a press release at that time.

Thursday, May 26

•

OLYMPIC Registry Enrollment Update.  On Thursday, BSC will issue a press release updating enrollment status for the TAXUS OLYMPIC registry.  The world’s largest drug-eluting stent registry plans to enroll more than 30,000 patients at more than 600 centers in the United States, Europe and other international locations.  The registry is designed to collect and analyze “real-world” clinical outcomes data for BSC’s next-generation TAXUS Liberté paclitaxel-eluting stent system.

Friday, May 27

•

DES Plenary Session.  From 12:00 – 2:30 p.m., Mary E. Russell, M.D., will participate in a plenary session entitled, “Direct Comparison between DES: A Burning Issue” chaired by Jean Marco, M.D., in Room 1.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

# # #

CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12